FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                08 March 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                            International Power plc
                                ("the Company")

                Notification of Share Transactions on behalf of

                 Persons Discharging Managerial Responsibility

This is to notify that on 7 March 2007 the company was advised of the following share transactions in ordinary shares of 50 pence each in the Company on behalf of the Person Discharging Managerial Responsibility named below.

Exercise of Options granted under the Company's Unapproved Executive Share Option Scheme at an Option Price of 123.53 pence per share. The date of the exercise of options was 7 March 2007.

Sale of  ordinary  shares on 7 March  2007  which was  undertaken  at a price of
378.792 pence per share.

Name                   Number of Options Exercised        Number of Shares Sold

Kennith Oakley                              51,529                       51,529

At International Power plc, all persons discharging managerial responsibilities are required to hold shares in the Company which have a value of at least half of their annual basic salary.

Stephen Ramsay

Company Secretary

8 March 2007


                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary